UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

UNISYS CORPORATION

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .
Commission file number 1-8729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UNISYS CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNISYS CORPORATION
801 Lakeview Dr., Suite 100
Blue Bell, Pennsylvania 19422

UNISYS CORPORATION SAVINGS PLAN

NOTE: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Unisys Corporation Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Unisys Corporation Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP

We have served as the Plan’s auditor since 2008.

Philadelphia, Pennsylvania
June 29, 2020

UNISYS CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31,
	2019	2018
Assets
Investments in Master Trust:
Investments at fair value	$1,334,562	$1,168,546
Investments at contract value	124,900	137,796
Total investments in Master Trust	1,459,462	1,306,342
Receivables:
Employer contributions	371	440
Notes receivable from participants	6,186	5,896
Total receivables	6,557	6,336
Net assets available for benefits	$1,466,019	$1,312,678
See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	Year Ended
	December 31,
	2019	2018
Additions to net assets attributed to:
Investment income:
Interest earned on notes receivable from participants	$406	$352
Net investment income (loss) from Master Trust	258,796	(55,652)
Total investment income (loss)	259,202	(55,300)
Contributions:
Employee	51,137	57,330
Employer	12,905	10,835
Total contributions	64,042	68,165
Other:
Revenue credit	1,398	1,041
Total additions	324,642	13,906
Deductions from net assets attributed to:
Benefits paid to participants	170,543	153,562
Administrative and other expenses	758	426
Total deductions	171,301	153,988
Net increase (decrease)	153,341	(140,082)
Net assets available for benefits:
Beginning of year	1,312,678	1,452,760
End of year	$1,466,019	$1,312,678
See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018
1.    PLAN DESCRIPTION
The Unisys Corporation Savings Plan (the Plan) is a defined contribution plan that covers non-bargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Participants should refer to the Plan document, the summary Plan description and subsequent summaries of material modifications, and their respective bargaining unit agreement, if applicable, for complete information.
Contributions — Each Plan year, participants may contribute up to 80% or 9% of their pretax eligible compensation up to the prescribed Internal Revenue Code of 1986, as amended (the Code) limit, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants who are age 50 or older and meet certain other Plan requirements regarding contributions may make pretax catch-up contributions to the Plan. Participants may also make after-tax contributions up to 6% of their eligible compensation. Company matching contributions are equal to 50% of the first 6% of eligible compensation deferred by the participant on a pretax basis and are made in the form of cash or Company Common Stock (subject to Code limits), at the discretion of the Company. The Plan also allows for rollover contributions from eligible rollover plans as defined in the Code. For the years ended December 31, 2019 and 2018, the matching contributions were paid in cash.
Investment Options — Participants may elect to have their current contributions and existing account balances invested in certain investment options offered by the Plan. Information regarding the investment options is provided to each participant through electronic media, or printed media upon request, and prepared materials provided by the Company and in each investment fund’s prospectus.
Participant Accounts — Each participant’s account is credited with the participant’s contributions, matching contributions from the Company and allocations of Plan earnings (losses), and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.
Vesting — Plan participants are immediately vested in their account balances at all times.
Notes Receivable from Participants — Participants may borrow from their Plan accounts up to a maximum equal to the lesser of: (i) the lesser of $50,000 or 50% of their vested account balance; or (ii) the greater of $10,000, or one-half of the value of the vested portion of the employee’s accounts under all plans maintained by the Company and all affiliates. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Plan Administrator. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits — On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account, or in installments over one to twenty years, continue to hold their vested balance in the Plan (if it exceeds $1,000), or elect to roll over their balance into an eligible retirement plan as defined in the Code, including another qualified plan, the terms of which permit the acceptance of rollover distributions. Active participants may not elect to receive distributions in the form of an annuity or annual installments, and may receive in-service withdrawals in certain circumstances, as defined in the Plan document.
Administrative Fees — As provided in the Plan document, administrative fees may be paid either by the Plan or the Company. The administrative fees paid by the Plan consist of record keeping, legal, accounting, trustee, investment consulting and other administrative fees.
Revenue Credit Program — The Plan provides for a revenue credit program in connection with revenue sharing with certain investment managers. The amounts may be used to pay Plan expenses or allocated to eligible participant accounts.

The amount allocated to participant accounts for the years ended December 31, 2019 and 2018 was $1.4 million and $1.0 million, respectively.
Plan Termination — The Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. As of December 31, 2019, the Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants remain 100% vested in their accounts.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) under the accrual basis of accounting, except for benefit distributions, which are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value except those investments that are fully benefit-responsive investment contracts, which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pools are based on quoted redemption values on the last business day of the Plan year. Shares of the Company’s common stock are valued at the closing market price on the last day of the Plan year.
The Unisys Interest Income Fund includes investments in a short-term investment fund and synthetic guaranteed investment contracts issued principally by insurance companies and financial institutions. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the Unisys Interest Income Fund are permitted at contract value. Withdrawals may not be transferred to competing (short-term bond) funds for 90 days. No other conditions, limits, or restrictions apply to participant-initiated transactions to or from the Unisys Interest Income Fund. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. The Plan Administrator does not believe that the occurrence of any of these events that would limit the Plan’s availability to transact at contract value is probable of occurring. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Crediting interest rates as of December 31, 2019 and 2018 ranged from 1.55% to 2.20% and 2.03% to 2.21% per annum, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are reset monthly or quarterly. The average yield on the contracts was 2.19% and 1.76% per annum for 2019 and 2018, respectively.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants — Participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. Notes Receivable outstanding at December 31, 2019 bear interest ranging from 4.25% to 10.25% per annum. As of December 31, 2019, note maturity dates ranged from January 2020 to November 2034.

3.    MASTER TRUST

The Plan participates in the Unisys Corporation Savings Plan Master Trust (the Master Trust) with a similar plan sponsored by the Company. As of December 31, 2019 and 2018, the investments of the participating plans were held in trust with Fidelity Management Trust Company (the Trustee). Each participating plan's investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.
The Plan had a greater than 99.9% interest in the Master Trust at December 31, 2019 and 2018. The Plan's interest was determined by comparing the Plan's investment in the Master Trust to total net assets in the Master Trust. The remaining amounts in the Master Trust at December 31, 2019 and 2018, related to the Unisys Puerto Rico Savings Plan, were $6,000 and $5,000, respectively.
As of December 31, the net assets of the Master Trust and the Plan's interest in the Master Trust were as follows (in thousands):

	2019		2018
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Mutual funds:
Balanced	$—	$—	$583,083	$583,083
Equity	421,142	421,142	244,345	244,345
Bonds	66,178	66,178	58,613	58,613
Money market	34,995	34,995	32,683	32,683
Common collective trusts	795,933	795,931	233,878	233,877
Unisys Common Stock Funds	16,383	16,379	15,949	15,945
Total investments at fair value	$1,334,631	$1,334,625	$1,168,551	$1,168,546

Unisys Interest Income Fund	124,900	124,900	137,796	137,796
Total investments at contract value	$124,900	$124,900	$137,796	$137,796

Receivables for securities sold	—	—	45	45
Accrued expenses	(63)	(63)	(45)	(45)
Total net assets	$1,459,468	$1,459,462	$1,306,347	$1,306,342

Changes in the net assets of the Master Trust for the years ended December 31, 2019 and 2018, were as follows (in thousands):

	2019	2018
Interest and dividends	$41,469	$60,802
Net appreciation (depreciation) of Mutual Funds	116,036	(113,644)
Net appreciation (depreciation) of Common Collective Trusts	100,812	(8,880)
Net appreciation of Unisys Common Stock Fund	479	6,073
Net increase (decrease) before transfers	258,796	(55,649)
Transfers in	68,528	71,960
Transfers out	(174,203)	(156,649)
Net increase (decrease) in net assets	153,121	(140,338)
Net assets:
Beginning of year	1,306,347	1,446,685
End of year	$1,459,468	$1,306,347
4.    FAIR VALUE MEASUREMENTS
Accounting rules have established a fair value hierarchy that requires the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist. The following provides a description of the three levels of inputs used to measure fair value and the types of Plan investments.
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.
Common Stock and Mutual Funds (excluding Money Market Fund) — These investments are valued using quoted prices in an active market. Units of registered investment companies are public investment securities valued using the readily determinable fair value (RDFV) provided by the Trustee. The fair value per share for these funds are published and are the basis for current transactions.
Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.
Money Market Fund and Common Collective Trusts — These investments are public investment securities valued using the RDFV provided by the Trustee. The fair value per share for these funds are published and are the basis for current transactions.
Level 3: Unobservable inputs for the asset or liability.
The Plan has no Level 3 investments.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the measurement date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value at December 31, 2019 (in thousands):

	Fair value	Level 1	Level 2
Investments in the Master Trust
Mutual funds:
Balanced	$—	$—	$—
Equity	421,142	421,142	—
Bonds	66,178	66,178	—
Money market	34,995	—	34,995
Common collective trusts	795,877	—	795,877
Unisys Common Stock Fund	16,376	16,376	—
Total investments in the Master Trust at fair value	$1,334,568	$503,696	$830,872
The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value at December 31, 2018 (in thousands):

	Fair value	Level 1	Level 2
Investments in the Master Trust
Mutual funds:
Balanced	$583,083	$583,083	$—
Equity	244,345	244,345	—
Bonds	58,613	58,613	—
Money market	32,683	—	32,683
Common collective trusts	233,878	—	233,878
Unisys Common Stock Fund	15,949	15,949	—
Total investments in the Master Trust at fair value	$1,168,551	$901,990	$266,561

5.    TAX STATUS OF THE PLAN
The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated August 24, 2017, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation.
The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator has not identified any uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements. The IRS has the ability to examine the Plan’s tax return filings for all open tax years, which is generally the three prior years.
6.     RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market conditions, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits. Market volatility associated with certain investments held by the Plan could impact the value of investments after the date of these financial statements.

7.    RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of registered investment companies managed by Fidelity Management Research Company or one of its affiliates. The Master Trust also holds shares of Common Stock of the Company. At December 31, 2019 and 2018, the Master Trust held 1,372,748 and 1,361,842 shares of Unisys Common Stock in the Unisys Stock Fund, respectively. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.
8.    SUBSEQUENT EVENTS
The Plan has evaluated subsequent events since the date of these financial statements through June 29, 2020, the date the financial statements were issued. In March 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) as a pandemic. The outbreak in the United States has negatively impacted economies and global financial markets. While the disruption is currently expected to be short-term, there is considerable uncertainty around the duration. Because of the uncertainty of the duration or impact of this pandemic, the near and long-term financial impact to participant account balances cannot be reasonably estimated at this time.

UNISYS CORPORATION SAVINGS PLAN

SUPPLEMENTAL INFORMATION

UNISYS CORPORATION SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, number of shares, rate of interest, par or no par, maturity value	Cost	Current value
* Participant Loans	Interest rates from 4.25% to 10.25% per annum with maturities from 2020 to 2034	$—	$6,185,758
* Denotes party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNISYS CORPORATION SAVINGS PLAN

UNISYS CORPORATION

Date:	June 29, 2020	By:	/s/ Michael M. Thomson
Michael M. Thomson
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)